BIG FLOWER SAYS INSTITUTIONAL SHAREHOLDER SERVICES
RECOMMENDS A VOTE FOR THE MERGER

NEW YORK, NY., November 9, 1999 - Big Flower Holdings, Inc. (NYSE:BGF) today reported that Institutional Shareholder Services (ISS), a leading institutional shareholder advisory firm, has recommended that its subscribers vote for the merger of BFH Merger Corp., an affiliate of Thomas H. Lee Company and Evercore Capital Partners, with and into Big Flower.

In the merger, public stockholders would receive an all cash consideration of $31.50 per share of common stock. A vote of Big Flower's stockholders to approve the merger is scheduled for Tuesday, November 23, 1999.

In its analysis, ISS said: "Based on the market premium at the time of the company's announcement that it was going to explore strategic transactions, the company's efforts to select the best strategic alternative, and the fairness opinions rendered by Goldman Sachs and Berenson Minella, we believe the merger agreement warrants shareholder support."

The ISS report concludes: "We recommend a vote for the merger agreement."


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For more information, contact:       James Abernathy
                                     Abernathy, MacGregor Frank
                                     212.371.5999